BankFinancial
                                                                             MHC

April 13, 2005

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

    Re:      BankFinancial Corporation
             Registration Statement on Form S-1 (Registration Number 333-119217) Request for Acceleration of Effectiveness

Ladies and Gentlemen:

     BankFinancial Corporation, a Maryland corporation (the "Company"), hereby requests that the Company's Registration Statement on Form S-1 be declared effective on April 15, 2005 at 12:00 Noon, or as soon thereafter as is practicable.

         The Company hereby acknowledges that:

          o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

          o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

          o the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                           Very truly yours,


                                           /s/ F. Morgan Gasior
                                           ------------------------------------
                                           F. Morgan Gasior
                                           Chairman of the Board,
                                           Chief Executive Officer and President